BioXcel Therapeutics, Inc.

555 Long Wharf Drive

New Haven, CT  06511

April 2, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Dorrie Yale

Re:                             BioXcel Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-230674

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), BioXcel Therapeutics, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, April 4, 2019, or as soon thereafter as possible.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sheppard, Mullin, Richter & Hampton LLP by calling Stephen A. Cohen at (212) 653-8166. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Sheppard, Mullin, Richter & Hampton LLP, Attention: Stephen A. Cohen, by facsimile to (917) 438-6137.

If you have any questions regarding this request, please contact Stephen A. Cohen of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8166.

Very Truly Yours,

By:	/s/ Richard Steinhart
Name:	Richard Steinhart
Title:	Chief Financial Officer

cc:                                Jeffrey J. Fessler, Sheppard Mullin, Richter & Hampton LLP

Stephen A. Cohen, Sheppard Mullin, Richter & Hampton LLP